FJH: Pleasing development continued in the third quarter of 2007

- Turnover Q3 2007: 15.3 million Euro; turnover Q3 YTD 2007: 45.3 million Euro (+8%)
- EBIT Q3 2007: 1.4 million Euro; Q3 YTD 2007: 3.9 million Euro
- Cash flow from operating activities Q3 2007: 3.2 million Euro; Q3 YTD 2007: 2.4 million Euro

Munich, 22 November 2007 – In the third quarter of 2007 FJH AG (ISIN DE0005130108) continued its pleasing progress of the current year. In the period under review, the Company's re-established profitability was reflected in its positive cash flow from operating activities; this parameter is now also clearly in positive figures for the first nine months as a whole.

Overview of the third quarter:

At 15.3 million Euro, consolidated turnover for the quarter just ended was 10% up on the figure for the same quarter in the preceding year. Moreover, turnover was on a par with the second quarter of 2007, even though the third quarter at FJH AG usually shows a seasonal drop largely because it includes the holiday period. The operating result before interest and taxes (EBIT) was 1.4 million Euro (preceding year: -0.2 million Euro), while annualised turnover per employee was 131 thousand Euro (compared with 110 thousand Euro in the preceding year). Again, this indicator was thus on a par with the pleasing performance of the previous quarter. The result after taxes was 1.2 million Euro (preceding year: -0.4 million Euro). Although consideration of the 2008 German corporate tax reform produced negative effects in the tax result (due to a reduction in the expected tax rate), these effects were largely compensated by increased profit expectations (because earnings capacity has now been confirmed over three quarters) when calculating deferred taxes on losses carried forward. Earnings per share amounted to 0.06 Euro (2006: -0.02 Euro). An increase in incoming payments reduced the volume of billed receivables by 1.5 million Euro. This was a contributory factor in the very pleasing development in the cash flow from operating activities, which reached 3.2 million Euro (preceding year: 0.5 million Euro).

Cash and cash equivalents amounted to 18.8 million Euro at the end of September 2007.

Overview of the nine-month period 2007:

Year-on-year, turnover rose from 41.9 million Euro to 45.3 million Euro (+ 8%). Services grew by 6%, while turnover from licences and maintenance business, which offers greater margins, showed more significant growth of 16% (8.6 million Euro compared with 7.4 million in the preceding year). EBIT amounted to 3.9 million Euro compared with -0.8 million Euro in 2006; this corresponds to an EBIT margin measured against turnover of 8.6%. The result after taxes amounted to 3.0 million Euro (2006: -1.1 million Euro). This produced earnings per share of 0.14 Euro (2006: -0.05 Euro).

The company's earnings performance together with an equity ratio of 51% and a sound financial position (net cash 13.8 million Euro and cash and cash equivalents of 18.8 million Euro) reflect healthy financial ratios. The free cash flow was 2.0 million Euro (same period in preceding year: -8.5 million Euro, of which -5.1 million Euro related to the purchase of PYLON AG). Compared with the preceding year, the number of employees as at 30 September fell by 6%, from 496 to 466.

Development of business:

The pleasing level of order entries over recent quarters continued during the third quarter. As the year is now nearing a close, a large part of new orders received and the order pipeline will only impact on turnover in the 2008 fiscal year. Nevertheless, compared with the position at the end of the first half-year, we increased secured turnover for 2007 by around five million Euro to 60.4 million Euro at the end of the third quarter.

The major order from Heidelberger Leben was particularly pleasing given our strategic aim of increased internationalisation for the FJH Group. The company's membership of the British HBOS Group offers interesting prospects for the internationalisation of FJA Life Factory ®. In this context, development of business at our subsidiary FJA-US over the first nine months was also particularly significant. It increased turnover on the American and Australian markets in excess of planned targets.

Alongside the continuing increased willingness to use release-enabled standard software, German-speaking countries as a whole are showing a strong trend towards large-scale modernisation of life-insurance products in favour of more capital-market oriented products and guarantee concepts. This is having a favourable impact on business opportunities for the Mathematics and Policy Administration divisions.

The trend to replace legacy systems is also continuing unabated and offers increased order prospects for our Migration division.

Outlook:

Based on the secured turnover already achieved at the end of Q3, the Executive Board has issued a more concrete guidance for 2007. For the year as a whole it expects turnover of around 61 million Euro, which is in the upper band of its guidance range. Measured against external turnover, the EBIT margin should be around 9% and the cash flow from operating activities around 5%.

The expiry of a sale & lease-back agreement in Q1 2008 will alone produce annual cost savings of around 1.5 million Euro from 2008 onwards. Specific targets for the forthcoming 2008 fiscal year will be communicated as part of end-of-year reporting for the 2007 fiscal year.

About FJH:

FJH AG is a leading consultancy and software company for the insurance and pensions market. Under its brand name FJA the FJH Group offers a broad range of software solutions to support insurance companies and pension providers in all key areas and issues. Products include policy administration systems, process and document management software and point-of-service solutions through to systems for asset liability management and corporate management.

FJH has longstanding business relations with around half of all life insurers in Germany for whom it has successfully implemented numerous major projects over the last 26 years; its clients also include renowned health and non-life insurers. Globally, FJH's software is used for 26 countries on five continents, including the USA and Australia and a number of Eastern European countries.

Currently, the FJH Group employs around 450 people at its head office in Munich, its German offices in Hamburg, Cologne and Stuttgart and its subsidiaries in Switzerland, Austria, the USA and Slovenia.

The Company was founded in 1980 and has been listed on the Frankfurt Stock Exchange since February 2000. FJH AG was included in the Prime Standard index in January 2003.

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For further information please contact:

Dorothea Kurtz, FJH AG, Elsenheimerstraße 65, 80687 München, Germany
Tel. 00 49 (0)89 769 01 7002, Fax 00 49 (0)89 769 01 606, E-mail dorothea.kurtz@fjh.com